July 7, 2025

Jeff Hoffmeister
Chief Financial Officer
Shopify, Inc.
151 O'Connor Street, Ground Floor
Ottawa, Ontario, Canada K2P 2L8

        Re: Shopify, Inc.
            Form 10-K for the year ended December 31, 2024
            File No. 001-37400
Dear Jeff Hoffmeister:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators, page 48

1. You state that your business model is driven by your ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. In addition, you believe your future success depends in part on your ability to expand your merchant base. We note you previously provided a measure of monthly billing retention rate that you used to evaluate your ability to maintain and expand your relationships with merchants. Please clarify whether management currently uses this measure or tell us what measures they now use to monitor your ability to retain and grow your existing merchant base, and revise to include a quantified discussion of such measures for each period presented. Refer to SEC
       Release 33-10751.
 July 7, 2025
Page 2
2. We note from your discussion of Monthly Recurring Revenue (MRR) you analyze the factors that make up MRR, specifically the number of paying merchants using your platform and changes in average revenue earned from subscription plan fees per paying merchant. Please describe for us how management uses the number of paying merchants in their analysis and tell us what consideration you gave to including the number of paying merchants as a key performance indicator to evaluate your business.
       In your response, provide us with the number of paying merchants for each period presented.
Discussion of the Results of Operations, page 54

3. We note fluctuations between periods in subscription revenue were due to various factors including a higher number of merchants using the platform
       and increases in subscription pricing, and fluctuations in cost of revenue for both subscriptions and merchant solutions were also due to a variety of factors. In addition,
       we note your references to changes being due    primarily    or "mainly"
to these factors.
       Where a material change is attributed to two or more factors, including any offsetting factors, please revise to describe the contribution of each factor in quantified terms.
       Also, revise to use more definitive terminology, rather than general or vague terms
       such as    primarily    and "mainly," to describe each contributing
factor. Refer to Item
       303(b) of Regulation S-K.
Notes to the Consolidated Financial Statements
Note 23. Segment and Geographical Information, page 116

4. Please revise to disclose how the CODM uses the segment measure of consolidated net income (loss) to manage segment performance and allocate resources. Refer to
       ASC 280-10-50-29(f) and the example in 280-10-55-54(c).
5. We note your subscription solutions include revenue from subscriptions to the
       Shopify platform as well as from the sale of themes, apps and domain names. We also note that merchant solutions revenue is principally generated from payment processing and currency conversion fees, but also includes revenue from third-party referral fees, sales of products such as shipping labels and POS hardware, advertising and lending services. Please tell us your consideration to provide a breakdown of revenue for each of the products and services included in subscription solutions and merchant solutions. In your response, provide us with the amount of revenue from each of the products and services included in these revenue line items. Refer to ASC
       280-10-50-40.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 7, 2025
Page 3

       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499
with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:   Jessica Hertz